UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-33072

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAIC, Inc.

10260 Campus Point Drive

San Diego, California 92121

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee and Participants of

Science Applications International Corporation Retirement Plan:

San Diego, California

We have audited the accompanying statements of net assets available for benefits of Science Applications International Corporation Retirement Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, and schedule of reportable transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 18, 2008

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
	(Dollars in Thousands)
ASSETS:
Participant-directed investments—at fair value:
Mutual funds	$3,866,752	$4,111,013
Common collective trust	16,299	16,378
Partially participant-directed investments—at fair value (Note 5):
SAIC, Inc. class A preferred stock	1,778,013	2,054,017
SAIC, Inc. common stock	145,708	38,220
Mutual funds	721,276	—
Participant loans—at cost	63,103	53,875

Total investments	6,591,151	6,273,503
Receivables:
Company contributions	24,504	29,436
Participant contributions	86	—

Total assets	6,615,741	6,302,939
LIABILITIES—Accrued plan expenses	126	97

NET ASSETS AVAILABLE FOR BENEFITS	$6,615,615	$6,302,842

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
	(Dollars in Thousands)
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$221,680	$(251,791)
Reorganization merger special dividend (Note 2)	—	893,080
Interest and dividends	297,739	170,780

Net investment income	519,419	812,069

Contributions:
Participants	246,394	225,792
Employer	137,733	125,999
Employee rollovers	106,655	59,920

Total contributions	490,782	411,711

Total additions	1,010,201	1,223,780

DEDUCTIONS:
Distributions paid to participants	696,843	398,467
Administrative expenses	585	445

Total deductions	697,428	398,912

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFER	312,773	824,868
TRANSFER FROM SCIENCE APPLICATIONS INTERNATIONAL CORPORATION EMPLOYEE STOCK RETIREMENT PLAN	—	1,996,413
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,302,842	3,481,561

End of year	$6,615,615	$6,302,842

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following brief description of the Science Applications International Corporation Retirement Plan (the Plan) is for general information purposes only. Participants should refer to the Plan document dated January 1, 2008, and Summary Plan Description dated April 2007 and Prospectus Supplements dated April 2007, November 2007 and May 2008 for more complete information regarding the Plan.

As described in Note 2, on October 16, 2006, in connection with becoming a publicly-traded company, Science Applications International Corporation (the Company) completed a merger (reorganization merger), in which it became a 100% owned subsidiary of SAIC, Inc. SAIC, Inc. then completed an initial public offering of its common stock. Pursuant to the reorganization merger, each share of class A common stock and class B common stock of the Company was exchanged for two shares and 40 shares, respectively, of SAIC, Inc. class A preferred stock. Within these financial statements, the term Company refers to the sponsoring employer, Science Applications International Corporation and the term SAIC, Inc. refers to the publicly-traded parent of the sponsoring employer.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a 401(k) plan with a profit-sharing feature and an employee stock ownership plan (ESOP) feature. Both employee and Company contributions to the Plan are held in a tax-deferred, qualified retirement trust fund.

The Plan is administered by the Science Applications International Corporation Retirement Plans Committee (the Committee), whose members are the named fiduciaries for purposes of Section 402(a) of ERISA.

Effective January 1, 2006, the Science Applications International Corporation Employee Stock Retirement Plan (the ESRP), a separate plan sponsored by the Company, merged with the Plan. In connection with this merger, assets with a fair value of $1,996,413,000 on the date of the merger were transferred into the Plan from the ESRP and the name of the Plan was changed to the Science Applications International Corporation Retirement Plan.

Eligibility—Employees of the Company and its subsidiaries who have adopted the Plan are eligible to participate upon commencing employment.

Participant Contributions—The Plan permits participants to defer up to 75% of their eligible compensation to the Plan. Participant contributions are subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Plan permits contributions into funds that invest in SAIC, Inc. common stock and, prior to the reorganization merger and initial public offering, Company class A common stock, (collectively, the Stock Funds) subject to certain limitations. Effective April 2, 2007, participant directed contributions and rollovers to the Stock Funds were limited to a maximum 50% of the employee deferral or rollover, as applicable. Prior to April 2, 2007, participant directed contributions to the Stock Funds were limited to 50% investment once the participant’s balance in the Stock Funds exceeded $50,000.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Eligible participants may receive Company matching 401(k) contributions, limited to 50% of eligible participant deferrals up to 6% of eligible compensation. Eligible employees who have completed both 850 hours of service during the Plan year and were employed by the Company on the last working day of the Plan year or whose employment terminated during the Plan year as a result of death or retirement after age 59 1/2 may receive Company profit sharing and ESOP

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

contributions at the Company’s election in accordance with terms of the Plan. Prior to January 1, 2007, a portion of the Company contributions were invested in Stock Funds that were not exchangeable into other investments within the Plan. However, all contributions invested in the Stock Funds on or after January 1, 2007 are eligible to be exchanged into any other available investment fund. In addition, the Company, at its discretion, may make an additional contribution to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code (the Code). The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan years ended December 31, 2007 and 2006.

Company ESOP contributions to the Plan may be paid in cash or stock at the Company’s discretion. The Company made contributions in Company class A common stock of $22,000,000 during the Plan year ended December 31, 2006. The Company made no contributions in stock during the Plan year ended December 31, 2007.

Total Company contributions to the Plan for the Plan years ended December 31, 2007 and 2006 were $137,733,000 and $125,999,000, respectively. Company contributions to the Plan are limited to the maximum amount deductible for federal income tax purposes.

Investment Funds—As of December 31, 2007, participants could direct the investment of their contributions into any combination of 31 mutual funds as well as SAIC, Inc. common stock (Common Stock Fund). All amounts in the Common Stock Fund are invested in common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions, future investment exchanges, and for other cash needs. During the year ended December 31, 2006, a Preferred Stock Fund was created to facilitate the exchange of the Company’s class A common stock to SAIC, Inc. class A preferred stock pursuant to the reorganization merger. As of April 2, 2007, the Preferred Stock Fund was closed to new investment. An Unallocated Stock Fund also exists to temporarily hold quarterly Company ESOP contributions prior to their allocation to participant accounts.

As of December 31, 2007, a portion of SAIC, Inc. preferred and common stock from Company contributions were invested in Stock Funds that were not exchangeable into other investments within the Plan, except upon termination of employment with the Company or its subsidiaries or other Plan provisions. In addition, all shares of class A preferred stock held by the Plan as of December 31, 2006, were subject to lock-up restrictions associated with the October 2006 reorganization merger and initial public offering as described in Note 2. The final lock-up restriction period expired on October 8, 2007. On January 2, 2007, the Pension Protection Act of 2006 required that restrictions on all of the balances held in the Stock Funds be removed no later than January 2, 2009, allowing participants the ability to exchange into any other investment offered by the Plan. On January 2, 2007 and December 27, 2007, a portion of the balances held in the Stock Funds became exchangeable. The Plan continued to allow terminated participants or participants age 59 1/2 or older to exchange out of or take distributions from the Stock Funds. As of December 31, 2007, 9,013,000 shares of SAIC, Inc. class A preferred stock and 168,000 shares of SAIC, Inc. common stock remain subject to restriction. These remaining shares will become exchangeable on January 2, 2009. Other contributions, including employee deferrals, rollovers, profit sharing, and the Company matching 401(k) contributions, are invested according to participant direction. Prior to April 2, 2007, 50% of the Company matching contributions were employer directed into Stock Funds.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of the Company matching 401(k) contributions and the Company’s discretionary profit sharing or ESOP contributions. Allocations are based on participant eligible compensation, as defined in the Plan document.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Participant accounts also reflect changes from investment income and distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 20% on each anniversary date of employment with the Company and become fully vested after five years of service, as defined by the Plan. In addition, participants become fully vested in Company contributions upon reaching age 59 1/2, permanent disability or death while employed by the Company. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. Forfeitures may be used to reduce future Company matching 401(k) contributions or to increase profit sharing or ESOP contributions. During the years ended December 31, 2007 and 2006, forfeitures in the amount of $19,322,000 and $3,440,000, respectively, were used from forfeited nonvested accounts. Forfeitures cannot be used to reduce future discretionary contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $4,087,000 and $12,767,000, respectively.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 56 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 25 years. Participant loans that commence on or after January 1, 2008 may be repaid over a period not to exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator, or at rates in existence at the time of acquisition for Plan participants of acquired businesses. Principal and interest are collected ratably through payroll deductions. As of December 31, 2007, outstanding loans bear interest rates ranging from 3% to 12%, and have maturities from January 2008 through December 2037. As of December 31, 2006, outstanding loans bore interest rates ranging from 4% to 12%, and had maturities from January 2007 through December 2031.

Distributions to Participants—For vested account balances less than $5,000, participants receive their vested account balance in a single lump sum upon termination of the employment with the Company. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, attaining age 59 1/2, permanent disability, or death. Former employees who have attained age 59 1/2 may elect to take a distribution of their mutual fund balances, while leaving their Stock Fund balances in the Plan. These participants may also elect to take distributions of Stock Fund balances in shares of SAIC, Inc. common stock. After attaining age 59 1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59 1/2 if the participant incurs a financial hardship, as specified by the Plan. Effective September 1, 2007, former employees, regardless of their age, may elect to receive up to two distributions in any given plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 3, 2001, that the Plan was designed in accordance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Related-Party Transactions—Certain Plan investments are shares of mutual funds managed by The Vanguard Group, the Plan’s recordkeeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $105,000 and $35,000 for the Plan years ended December 31, 2007 and 2006, respectively.

SAIC, Inc. is the parent company of the sponsoring employer. At December 31, the following SAIC, Inc. shares were held by the Plan:

	Number of Shares	Cost Basis
	(in Thousands)
At December 31, 2007:
SAIC, Inc. common stock shares	7,241	$116,598
SAIC, Inc. class A preferred stock shares	88,397	667,555
At December 31, 2006:
SAIC, Inc. common stock shares	2,148	40,052
SAIC, Inc. class A preferred stock shares	115,459	796,984

In connection with the Company’s reorganization merger and SAIC, Inc.’s initial public offering of common stock in October 2006, shares of the Company’s class A and class B common stock were exchanged for shares of SAIC, Inc. class A preferred stock as discussed in Note 2.

2.	INVESTMENT IN COMPANY STOCK

Reorganization Merger and Initial Public Offering—On October 16, 2006, in connection with becoming a publicly-traded company, the Company completed a reorganization merger in which it became a wholly owned subsidiary of SAIC, Inc. SAIC, Inc. then completed an initial public offering of its common stock. Pursuant to the reorganization merger, each share of class A common stock and class B common stock of the Company was exchanged for two shares and 40 shares, respectively, of SAIC, Inc. class A preferred stock. Shares of SAIC, Inc. class A preferred stock have the same economic rights as the common stock of SAIC, Inc. However, holders of class A preferred stock are entitled to 10 votes per share while holders of common stock are entitled to one vote per share. Following the reorganization merger, shares of class A preferred stock of SAIC, Inc. were allocated 20% to series A-1 preferred stock, 20% to series A-2 preferred stock, 30% to series A-3 preferred stock and 30% to series A-4 preferred stock. The only difference among each of the series of preferred stock was the expiration date of the restriction period on the stock’s transferability or conversion into common stock. Shares of class A preferred stock were not transferable or convertible into common stock until the applicable restriction period expired. However, as a result of certain diversification rights provided Plan participants pursuant to the Pension Protection Act of 2006, certain shares of class A preferred stock held by the Plan became eligible for conversion into SAIC, Inc. common stock at the direction of Plan participants effective January 2, 2007 and January 2, 2008. The remainder becomes exchangeable on January 2, 2009. Once converted into common stock, participants may further exchange into any other mutual fund offered by the Plan or take a distribution in accordance with the Plan rules. On October 9, 2007, each share of series A-1, A-2, A-3, and A-4 preferred stock was reclassified as one share of class A preferred stock without any series designations. All applicable restriction periods lapsed prior to the reclassification as class A preferred stock.

Payment of Special Dividend—In connection with the October 2006 reorganization merger, the Company paid a special dividend of $15 per share and $300 per share to holders of record as of October 12, 2006 of its class A common stock and class B common stock, respectively. The dividend payment to the Plan totaled

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

$893,080,000 and was held by the Plan in a money market fund as of December 31, 2006. These funds were allocated to participant accounts in February 2007, upon the resolution of certain matters related to the tax treatment of the special dividend.

The Limited Market Prior to the Reorganization Merger—Prior to the October 2006 reorganization merger, there was no public market for the Company’s common stock. A limited market maintained by the Company’s wholly owned broker-dealer subsidiary, Bull, Inc., permitted existing stockholders to offer Company common stock for sale on predetermined trade dates at the price determined by the Company’s Board of Directors (the Board). Historically, the Company conducted four trades each year; however, a scheduled trade could be postponed or cancelled. In addition, the Company provided retirement plan participants with the opportunity to sell Company common stock held in the SAIC Retirement Plan. The retirement plan trades generally occurred on a quarterly basis in conjunction with the limited market trades. Subject to certain legal and contractual restrictions, the Company was authorized, but not obligated, to purchase shares of common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeded the number of shares sought to be purchased by authorized buyers, and the Company, in its discretion, determined to make such purchases. Following completion of the reorganization merger and initial public offering, the Company no longer conducts limited market trades. The last limited market trade occurred on June 30, 2006.

Determination of Stock Price Prior to the Reorganization Merger—Prior to the October 2006 reorganization merger, the price of the Company’s common stock was determined by the Company’s Board using a valuation process and a stock price formula adopted by the Board. The stock price remained in effect until subsequently changed. The Board historically reviewed the stock price at least four times each year. The Board set the price at an amount it believed represented fair market value; however, there was no assurance that the stock price represented the value that would have been obtained if the stock had been publicly-traded.

Stock Funds Prior to the Reorganization Merger—Prior to the October 2006 reorganization merger, all amounts in the Stock Funds were invested in Company common stock, except for estimated cash reserves which were primarily used to provide future benefit distributions, future investment exchanges, and other cash needs. Cash remaining after accounting for estimated cash reserves generally was used to purchase Company common stock at the stock price then in effect. Shares purchased by the Plan were acquired in the limited market or were purchased from the Company. If there were not enough cash reserves in the Stock Funds to provide benefit distributions and/or investment exchanges, shares held by the Stock Funds would be offered to the Company for purchase. In the event the Company declined to purchase shares, the Plan could offer shares for sale in the limited market.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates. Dividend income is recorded on the ex-dividend date.

Adoption of New Accounting Pronouncement—In 2006, the Plan adopted Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Under the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The Plan’s adoption of the FSP

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

in 2006 did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management believes that the adoption of the provisions of SFAS No. 157 will not materially impact the amount of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation and Income Recognition—Investments are carried at fair value as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trust—The Plan’s investment in the VGI Retirement Savings Trust A is valued by Vanguard based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation dates. This common/collective trust has underlying investments in investment contracts which are valued at estimated fair market value of the underlying investments and then adjusted by Vanguard to contract value.

The VGI Retirement Savings Trust is a stable value fund. The fund invests principally in guaranteed interest contracts (GICs) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2007 and 2006.

Investment in SAIC, Inc. Class A Preferred and Common Stock—Investments in shares of SAIC, Inc. common stock, which are publicly traded on the New York Stock Exchange, are recorded at their publicly-traded quoted market price as of December 31, 2007 and 2006. While SAIC, Inc.’s class A preferred stock is not listed on a national securities exchange or traded in an organized over-the-counter market, the shares may be converted into SAIC, Inc. common stock on a one-for-one basis. The Plan believes that the market price of SAIC, Inc.’s common stock reasonably approximates the fair value of the class A preferred stock and accordingly, investments in SAIC, Inc. class A preferred stock are recorded at the publicly-traded quoted market price of SAIC, Inc. common stock as of December 31, 2007 and 2006.

Participant Loans—Participant loans are carried at the aggregate unpaid principal balance of loans outstanding.

Investment Gains and Losses—The gains or losses realized on sales of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. Benefits payable as of December 31,

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

2007, were $802,000. Benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2006, were $6,157,000, including $6,133,000 stemming from certain lock-up restrictions related to the reorganization merger and initial public offering as described in Note 2.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

4.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are separately identified below.

	2007	2006
	(Dollars in Thousands)
Mutual funds:
Vanguard 500 Index Fund	$453,944	$429,169
Vanguard Prime Money Market Fund	439,339	1,341,589
Dodge & Cox Stock Fund	371,382	342,533
Vanguard LifeStrategy Conservative Growth Fund	721,276	174,016	*
SAIC, Inc. class A preferred stock	1,778,013	2,054,017

*	Does not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006.

During the years ended December 31, 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	2007	2006
	(Dollars in Thousands)
Mutual funds	$(14,659)	$210,690
SAIC, Inc. class A preferred stock	216,933	204,915
SAIC, Inc. common stock	19,406	(1,371)
Science Applications International Corporation class A common stock	—	(666,025)

Net appreciation (depreciation) in fair value	$221,680	$(251,791)

The reduction in value of Science Applications International Corporation class A common stock for the year ended December 31, 2006, was significantly affected by the declaration and payment of a special dividend of $15 per share of class A common stock. The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of changes in net assets or investments relating to the nonparticipant-directed investments is as follows:

	As of December 31
	2007	2006
	(Dollars in Thousands)
Investments—at fair value:
Nonparticipant-directed Stock Funds	$572,619 *	$1,534,405 *
Nonparticipant-directed Mutual fund	530,737 *	—

	$1,103,356	$1,534,405

	Years Ended December 31
	2007	2006
	(Dollars in Thousands)
Changes in nonparticipant-directed investments:
Contributions	$33,693	$30,427
Allocation of special dividend to participant accounts (Note 2)	898,936	—
Net depreciation of investments	(7,302)	(323,737)
Distributions to participants	(208,602)	(162,089)
Net transfers	(1,147,774)	1,662,094

Net (decrease) increase in nonparticipant-directed investments	$(431,049)	$1,206,695

*	Represents 5% or more of the Plan’s net assets available for benefits as of each respective year end.

The special dividend was initially invested in the Vanguard LifeStrategy Conservative Growth Fund when allocated to participant accounts in February 2007 and then became immediately available for participant direction. Net transfers for the year ended December 31, 2006 primarily reflect the January 1, 2006 transfer into the Plan of nonparticipant-directed investments held by the ESRP (Note 1). Net transfers for the year ended December 31, 2007 primarily reflect the release from restriction as a result of the Pension Protection Act of 2006 (Note 1) of amounts previously non-diversifiable which may not have been transferred by participants as well as the transfer by participants of a portion of the special dividend following allocation in February 2007 (Note 2).

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2007 and 2006, as reported in the financial statements to Schedule H on Form 5500:

	2007	2006
	(Dollars in Thousands)
Net assets available for benefits as reported in financial statements	$6,615,615	$6,302,842
Distributions payable	(802)	(6,157)
Participant loans deemed distributed	(1,615)	(1,011)

Net assets available for benefits reported on Schedule H on Form 5500	$6,613,198	$6,295,674

The following is a reconciliation of distributions to participants for the year ended December 31, 2007, as reported in the financial statements to the Schedule H on Form 5500:

2007
(Dollars in Thousands)
Distributions to participants as reported in the financial statements	$696,843
Add amounts payable—December 31, 2007	802
Less amounts payable—December 31, 2006	(6,157)

Distributions to participants reported on Schedule H of Form 5500	$691,488

The following is a reconciliation of deemed distributions of participant loans for the year ended December 31, 2007, as reported in the financial statements to the Schedule H on Form 5500:

2007
(Dollars in Thousands)
Deemed distributions of participant loans as reported in the financial statements	$—
Add participant loans deemed distributed in 2007	604

Deemed distributions of participant loans reported on Schedule H of Form 5500	$604

******

SUPPLEMENTAL SCHEDULES

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007 (Dollars in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, and Collateral	(d) Cost		(e) Current Value
*	SAIC, Inc. class A preferred stock	Company stock	$667,555	^	$1,778,013
*	SAIC, Inc. common stock	Company stock	116,598	^	145,708
*	Vanguard Total Bond Market Index Fund	Mutual fund	**		199,131
*	Vanguard Short-Term Bond Index Fund	Mutual fund	**		87,375
*	Vanguard 500 Index Fund	Mutual fund	**		453,944
*	Vanguard Prime Money Market Fund	Mutual fund	**		439,339
*	Vanguard Mid-Cap Index Fund	Mutual fund	**		135,993
*	Vanguard Developed Markets Index Fund	Mutual fund	**		99,946
*	Vanguard Windsor Fund	Mutual fund	**		223,923
*	Vanguard International Growth Fund	Mutual fund	**		245,800
	PIMCO Total Return Fund	Mutual fund	**		98,158
*	Vanguard Small-Cap Index Fund	Mutual fund	**		98,111
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual fund	732,961	^	721,276
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual fund	**		136,750
*	Vanguard LifeStrategy Growth Fund	Mutual fund	**		151,188
	Dodge & Cox Stock Fund	Mutual fund	**		371,382
	T. Rowe Price Mid-Cap Value Fund	Mutual fund	**		129,670
	Long Leaf Partners Small-Cap Fund	Mutual fund	**		129,970
	Morgan Stanley Institutional Fund Emerging Markets A	Mutual fund	**		255,934
	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	**		71,107
*	Vanguard Explorer Fund	Mutual fund	**		39,809

(Continued)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.
^	Includes participant-directed and nonparticipant-directed.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007 (Dollars in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, and Collateral	(d) Cost	(e) Current Value
*	Vanguard PRIMECAP Fund	Mutual fund	**	217,799
*	Vanguard Target Retirement 2005 Fund	Mutual fund	**	13,916
*	Vanguard Target Retirement 2010 Fund	Mutual fund	**	43,144
*	Vanguard Target Retirement 2015 Fund	Mutual fund	**	63,800
*	Vanguard Target Retirement 2020 Fund	Mutual fund	**	41,898
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**	43,013
*	Vanguard Target Retirement 2030 Fund	Mutual fund	**	25,683
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**	21,777
*	Vanguard Target Retirement 2040 Fund	Mutual fund	**	9,321
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**	6,880
*	Vanguard Target Retirement 2050 Fund	Mutual fund	**	6,286
*	Vanguard Target Retirement Income	Mutual fund	**	5,705
*	VGI Retirement Savings Trust A	Common collective trust	**	16,299
*	Participant loans	Interest rates from 3% to 12%; maturities from January 2008 through December 2037	**	63,103

	TOTAL INVESTMENTS			$6,591,151

(Concluded)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2007 (Dollars in Thousands)
(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
REPORTABLE SINGLE TRANSACTION
Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	$886,159			$886,159
REPORTABLE SERIES OF TRANSACTIONS IN THE SAME SECURITY
Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	898,936			898,936
Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund		$415,895	$407,543	415,895	$8,352

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

Date: June 18, 2008	/s/ LUCY K. MOFFITT
Lucy K. Moffitt Member, Science Applications International Corporation Retirement Plans Committee

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm